

February 9, 2015

Mr. Mark J. Rittenbaum
Chief Financial Officer
The Greenbrier Companies, Inc.
One Centerpointe Drive
Suite 200
Lake Oswego, OR 97035

      Re: The Greenbrier Companies, Inc.
              Form 10-K for the year ended August 31, 2014
              Filed October 30, 2014
              File No. 001-13146

Dear Mr. Rittenbaum:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Overview, page 30

1. We note you did not provide an analysis for the factors behind the changes for the cost of revenue line item. Given the significance of such costs to your results of operations for each period presented, the fact that these costs are affected by factors that are not dependent on revenue, and the size of your operations, please revise and expand your MD&A to separately quantify and discuss factors responsible for changes in the levels of the company's cost of products sold.

2. Furthermore, your discussion regarding the factors behind the changes in income statement line items did not provide insights and quantifications regarding their relative contributions making up the total change pursuant to Item 303 of Regulation S-K and

Section III.D of SEC Release No. 33-6835. For example, you state that revenues, or margins increased primarily due to one factor, and the increase was partially offset by a decrease due to another factor or more than one factor.

While revising your disclosures, please consider the following suggestions as set forth in Section III.A of SEC Release No. 33-8350. They include the following:

(a) Use a tabular presentation to provide a comparison of the company's results in different periods, which could include line items and percentage changes as well as other information determined to be useful;

(b) Refocus the narrative text portion of the disclosure on analysis of the underlying business reasons for known changes, events, trends, uncertainties and other materials for the line items in the table above.

Note 3. Gain on Contribution to Joint Venture, page 52

3. We note that upon formation of GBW, the Company recognized a pre-tax non-cash gain of $29.0 million for the year ended August 31, 2014 which was calculated as the fair value of the Company's 50% share in GBW, less cash and intangibles contributed to GBW and an allocation of goodwill attributed to the repair business the Company contributed to GBW. The gain was included as Gain on Contribution to Joint Venture in the Consolidated Statements of Operations. In light of the materiality of the gain, please tell us how fair value was calculated, and your basis for goodwill allocation to the portion that was contributed. We may have further comment upon reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief